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                         December 21, 2021

       Leah Nivison
       Chief Executive Officer
       GS Mortgage Securities Corporation II
       200 West Street
       New York, New York 10282

                                                        Re: GS Mortgage
Securities Corporation II
                                                            Registration
Statement on Form SF-3
                                                            Filed December 20,
2021
                                                            File No. 333-261764

       Dear Ms. Nivison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance